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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Aether Systems, Inc.
(Name of Subject Company (Issuer))

Aether Systems, Inc.
(Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

6% Convertible Subordinated Notes due 2005
(Title of Class of Securities)

00808V AA 3
(CUSIP Number of Class of Securities)

David S. Oros
Chairman and Chief Executive Officer
11460 Cronridge Drive
Owings Mills, Maryland 21117
(410) 654-6400

Copy to:

Mark A. Dewire, Esq.
Roger J. Patterson, Esq.
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$75,000,000	$6,900

*
For purposes of calculating amount of filing fee only. The amount assumes the purchase by Aether Systems, Inc. of the maximum principal amount of notes that could be tendered at the maximum price.

**
The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,900

Form or Registration No.: 5-58205

Filing Party: Aether Systems, Inc.

Date Filed: October 15, 2002

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        Aether Systems, Inc., a Delaware corporation ("Purchaser") hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 15, 2002 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $100,000,000 aggregate principal amount of Purchaser's outstanding 6% Convertible Subordinated Notes due 2005 (the "Notes") at a price not greater than $750 nor less than $700 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes was made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 15, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). The Offer expired at 12:00 Midnight, New York City time, on November 12, 2002. This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

        Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 4. Terms of the Transaction

        The Offer expired at Midnight, New York City time on November 12, 2002. Pursuant to the Offer, $52,436,000 principal amount of Notes were validly tendered and not withdrawn prior to the expiration of the Offer. Purchaser will accept for payment $52,436,000 aggregate principal amount of Notes at a price of $750 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

        Purchaser paid the Depositary the aggregate purchase price, including accrued interest through November 14, 2002, of $39,790,185 for the Notes.

        Purchaser issued a press release on November 13, 2002 and November 18, 2002 announcing the results of the Offer, copies of which are attached as exhibits hereto.

Item 12. Exhibits

(a)(1)(A)+	Offer to Purchase dated October 15, 2002.
(a)(1)(B)+	Letter of Transmittal.
(a)(1)(C)+	Notice of Guaranteed Delivery.
(a)(1)(D)+	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)+	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)+	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)+	Press Release issued by Aether Systems, Inc. dated October 15, 2002.
(a)(1)(H)	Press Release issued by Aether Systems, Inc. dated November 13, 2002.
(a)(1)(I)	Press Release issued by Aether Systems, Inc. dated November 18, 2002.
(b)	Not applicable.
(d)
Stockholders Voting Agreement, dated as of October 15, 1999, by and among NexGen Technologies L.L.C., 3Com Corporation, Telcom-ATI Investors, L.L.C. and Reuters MarketClip Holdings Sarl (Incorporated by reference to Exhibit B to Schedule 13D filed by NexGen Technologies L.L.C. on July 9, 2001).
(g)	Not applicable.
(h)	Not applicable.
+	Previously filed.

3

Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AETHER SYSTEMS, INC.
Dated: November 18, 2002	By:	/s/ DAVID S. OROS
Name:	David S. Oros
Title:	Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(A)+	Offer to Purchase dated October 15, 2002.
(a)(1)(B)+	Letter of Transmittal.
(a)(1)(C)+	Notice of Guaranteed Delivery.
(a)(1)(D)+	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)+	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)+	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)+	Press Release issued by Aether Systems, Inc. dated October 15, 2002.
(a)(1)(H)	Press Release issued by Aether Systems, Inc. dated November 13, 2002.
(a)(1)(I)	Press Release issued by Aether Systems, Inc. dated November 18, 2002.
(b)	Not applicable.
(d)
Stockholders Voting Agreement, dated as of October 15, 1999, by and among NexGen Technologies L.L.C., 3Com Corporation, Telcom-ATI Investors, L.L.C. and Reuters MarketClip Holdings Sarl (Incorporated by reference to Exhibit B to Schedule 13D filed by NexGen Technologies L.L.C. on July 9, 2001).
(g)	Not applicable.
(h)	Not applicable.
+	Previously filed.

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  Item 12. Exhibits
Signatures
INDEX TO EXHIBITS